[Cooley Godward LLP LETTERHEAD]

July 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention:  Maryse Mills-Apenteng, Esq.

Re:	DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)
Amendment No. 2

Dear Ms. Mills-Apenteng:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client DivX, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2006. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on June 15, 2006 (“Amendment No. 1”).

Amendment No. 2 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 30, 2006 with respect to Amendment No. 1 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

General

1.                                       Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amendments to the registration must be marked to identify paragraphs where changes were made and filed on EDGAR. The marked copy that is filed electronically is in addition to the unmarked copy that you will file.

Response:  The Company acknowledges the Staff’s comment. Amendment No. 2, as filed electronically, is marked to identify paragraphs where changes were made.

Prospectus Summary page 1

2.                                       Please refer to prior comment 16. Quantify the “material portion” of revenues generated from licenses to manufacturers in China.

Response:  The Company has revised the risk factor language on page 14 to more appropriately address what the Company believes are the risks related to the business it and its licensees conduct with companies in China. Supplementally, the Company respectfully advises the Staff that, in each of the past three fiscal years and in the quarter ended March 31, 2006, revenues derived directly from hardware device manufacturers located in China were less than five percent (5%) of the Company’s total revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

3.                                       Please refer to prior comment 22. We note your revisions to the prospectus indicating that the 180 million downloads of your codec over the past four years were made by consumers and your discussion in this section regarding the impact of this on your financial condition and results of operations. Please expand your disclosure in this section, consistent with your response, to specifically disclose that the downloads to which you refer include all codecs distributed for a fee, for free, for free trials and for upgrades or support to existing end users.

Response:  The Company has included the requested disclosure on pages 39 and 66.

Critical Accounting Policies

Stock-Based Compensation, page 46

4.                                       We note your response to prior comments 26 and 45 where you explain the significant factors, assumptions, methodologies used in determining fair value at each grant date. Please disclose the significant assumptions (discount rates, marketability discounts, etc), valuation methodologies and factors contributing to the difference between the fair value of common stock as of the date of each grant and the estimated IPO price.

Response:  The Company has included the requested disclosure on pages 49 and 50.

Business, page 65

4.                                       Please refer to prior comment 31. For those third-party sources not publicly available free of charge or at a nominal fee, which you continue to reference in your registration statement, please file the consents as exhibits to the registration statement. See Rule 436(a). Alternatively, we will not object if you remove any such references for which you do not file a consent and revise the disclosure to express the statements as DivX’s views, based on its market research and analysis.

Response:  The Company has removed all references in the Registration Statement to third-party sources not publicly available free of charge or at a nominal fee and accordingly revised the disclosure on pages 67, 68, 70 and 71.

5.                                       Please refer to prior comment 33. We note your added disclosure in Management’s Discussion and Analysis and the financial statements. Please include information in the business section pursuant to Item 101(d) of Regulation S-K for geographical information. Alternatively, you may include a cross-reference to the note to the financial statements that addresses geographical information.

Response:  The Company has included a cross-reference on page 77.

Exhibits

6.                                       Please refer to prior comment 54. We note your response that you consider the Philips agreement to be an agreement entered into in the ordinary course of business and that it is not viewed by the Company as a contract on which you are “substantially dependent.”  While Item 601(b)(10)(ii) relates to contracts made in the ordinary course of business, Item 601(b)(10)(ii)(B) specifically requires the filing of all contracts upon which the registrant’s business is substantially dependent. Any contract that provides a stream of revenue that is over ten percent of the company’s revenues is typically one on which the filer is “substantially dependent.”  In light of the fact that approximately 13% of your revenues in the last fiscal year was generated under your agreement with Philips, we consider the agreement to be one on which DivX is “substantially dependent” and is required to be filed.

Response:  As discussed with the Staff, the Company considers the Philips agreement to be an agreement entered into in the ordinary course of business, and not a contract on which the Company is "substantially dependent."  We understand that the Staff will give further consideration to the Company's position.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

7.                                       We note your response to prior comment 37 and your disclosure on page 45 where you indicate that a minimum portion of fees is recognized upon receiving competent evidential documentation from your reporting systems. You further indicate that you recognize the remaining fees in the period you receive final sales reports from the customer. Please explain to us what you mean by a minimum portion of fees and the basis for recognizing these fees “immediately.”  Also, explain to us the nature of performance targets established by Google and how these targets impact timing of revenue recognition.

Response:  The Company has revised its disclosure on page 46, consistent with its disclosure in Note 1 to its Consolidated Financial Statements, to simplify and clarify its description of revenue recognition policies to a level it believes is appropriate for an investor to understand this part of the Company’s business.

In addition, the Company respectfully advises the Staff that the “minimum portion of fees” previously referenced in the Registration Statement is the minimum value of revenue the Company believes is appropriate for recognition in a given fiscal period based on the reports the Company receives from a contracted third party that tracks certain contractually defined revenue-relevant data relating to the Company’s agreement with Google. Specifically, the key revenue-relevant metric reported to the Company by this third party is the number of activations of newly installed software products that the Company has presented and distributed for Google via the Company’s website. This third party reports most, though not all, of the activations of the Google software product, and reports such information to the Company in a timely manner so as to enable the Company to use the information to close its monthly financial statements. Google subsequently reports to the Company all such activations that are recorded to its own database(s). Reports from Google include all software product activations previously reported to the Company from the third party referenced above, and also include activations that are not trackable by the third party, and therefore are not included in the reports provided by the Company by such third party. Accordingly, to date, none of the reports received from Google have reflected a number of product activations below those previously reported to the Company from this third party. The difference between amounts reported to the Company by the third party and amounts reported to the Company by Google are what the Company previously described as “remaining fees” in the Registration Statement. Such amounts are recognized as revenue in such periods as the Company receives reports from Google confirming that performance in excess of the third party reports has occurred.

With respect to the performance targets established by Google, the Company respectfully submits the following. Google pays the Company fees based on the number of downloads or activations of Google-provided software that is included with Company software distributed to consumers. For certain of the software products, a minimum number of downloads and activations per month is established for certain geographic regions. A fixed monthly payment is payable by Google to the Company for each month in which the Company achieves the minimum number of downloads established for a geographic region. Alternatively, in the event the Company does not achieve the minimum number of downloads for a particular geographic region, but achieves the minimum number of activations of the Google-provided software for such geographic region, the Company is also entitled to the fixed monthly payment. In this case, “download” refers to the distribution of the Google-provided software to consumers bundled with the Company’s software, and “activation” refers to the installation of the Google-provided software by a consumer and subsequent communication of such software with a Google server (in addition to certain other specific conditions as set forth in the Google agreement).

In the event the Company does not achieve the minimum number of downloads or activations of the Google-provided software for a particular geographic region in a particular month, then the Company is not entitled to receive the fixed monthly payment for that geographic region, but instead is entitled to receive a per unit fee based on the number of activations of the Google-provided software by consumers in that region for such month. A fixed per unit fee rate has been established for each particular geographic region.

Based on the third-party reports it receives each month, the Company is able to establish whether it has achieved the minimum number of downloads or activations necessary to trigger the fixed monthly payment due from Google or, in the alternative, the specific number of activations during that month for which it is entitled to be paid the established per unit fee.

8.                                       We note your response to prior comment 39. It appears from your response that the Company’s method for recognizing royalty expense differs for the MPEG-4 license and the MP-3 license. Explain why the royalty expense for the MPEG-4 license computed based on annual payments for the license and royalty expense for the MP3 license is computed based on the total value of the contract.

Response:  The Company respectfully advises the Staff that the royalty expense for the MPEG-4 license is computed based on annual pre-determined payments that expire in the future concurrent with the expiration of the Company’s right to use the license. The payments are not subject to escalation during the period of the contract. Because the Company’s right of use is coterminous with the Company’s obligation to pay royalties, the Company books such expense on a pay-as-you-go (which equals a straight-line) basis. The nature of the MP-3 license, however, is different. The Company paid initial fees up front, and has certain obligations to pay, in the future, a finite value for this license. At the end of this period, the Company will have the right to a fully paid-up, perpetual license to this technology. The Company therefore has identified what it believes to be an appropriate useful life for this license, and amortizes the total amount of the expected payments required under the contract over the expected useful life on a straight-line basis.

9.                                       We note your response to prior comment 40 where you indicate the customers with a minimum royalty obligation to the Company may ship units in excess of their contractual obligations to pay for those units for a particular reporting period. It appears from your response that the customer pays its minimum royalty obligation by shipping excess units. Please clarify your response. We further note you refer to such customers as having extended payment terms, that collectibility of the resulting receivable is not reasonably assured for these customers and that revenue is recognized upon the due date of the invoice. Explain your basis for recognizing revenue upon the due date of invoice considering collection is not reasonably assured. Further tell us the revenue from extended payment term arrangements for each of the periods presented.

Response:  The Company respectfully clarifies its previous response by advising the Staff that a customer cannot pay for their minimum royalties by shipping excess units. Under certain technology licensing contracts, customers agree to pay a minimum royalty over the term of the contract, which entitles them to ship a specified number of units that include the Company’s technology over the term of the contract. If the customer ships units in excess of the specified number, it owes the Company additional royalties. The minimum royalty is generally payable in periodic installments over the term of the contract. At the end of each period, the customer is required to report to the Company the actual number of units shipped, and the periodic minimum royalty installment is due within 30-90 days after delivery of the shipment report. Each periodic payment is credited toward a subset of the specified number of units that may be shipped over the term. For example, if the royalty is payable in quarterly installments over a one year contract, each installment is deemed to be a payment for one quarter of the total number of units that may be shipped over the term. If a customer under such a contract ships, in a given quarter, units in excess of one quarter of the total number of units covered by the license, that customer is not required to pay the additional royalty on the excess until the total number of units shipped under the contract over the term has exceeded the number of units covered by the minimum royalty payments. Because the Company does not know, at the time of a given shipment report, when or if additional royalty amounts will be due in respect of the excess units shipped, the Company deems the customer to have “extended payment terms” with respect to the excess units. The Company has applied a method of recognizing revenue as is outlined in paragraph 29 of SOP 97-2 and recognizes revenue for these excess units shipped only as the payments from the customer for the excess quantities actually become due.  The Company further advises the Staff that revenue recognized under these “extended payment terms” during the year ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 were $0, $300,000, $600,000 and $150,000, respectively.

Net Income (Loss) per share data, page F-12

10.                                We note from your response to prior comment 42 that the Company has determined redeemable convertible preferred stock and convertible preferred stock should be considered participating securities. Considering this, explain why the Company has not applied the two-class method in computing basic earnings per share. We refer you to Issue 7 of EITF 03-6.

Response: The Company has revised the net income per share data in the Registration Statement to reflect the requirements of Issue 7 of EITF 03-6.

Stock-based compensation, page F-15

11.                                We note your response to prior comment 45. Explain the basis for the marketability discounts (approximately 23%, 23% and 16%) applied in the Private Company Scenario and the discount rates (55%, 40% and 34%) used in the Sale/Merger and IPO Scenarios. In addition explain how the Company determined that the marketability discounts and discount rates were reasonable and the factors contributing to changes in these assumptions at each valuation date.

Response: The Company respectfully advises the Staff that the marketability discount, which is applied in the Private Company scenario is calculated using Protective Put Analysis. See section 5.4.7 of the valuation reports, which states:

“Because the common shares being valued represent minority interest in a closely-held entity, adjustments must be made to the preliminary Fair Value estimated on a freely-traded basis. We used a Protective Put Analysis to estimate a reasonable discount for lack of marketability. Holders of non-marketable shares are unable to liquidate their holding at will. The time value of a hypothetical protective put option, with the same strike price as the estimated common shareholder per share price, is therefore a proxy for the “insurance premium” that a holder of a non-marketable security would have to pay to be in a position similar to that of a holder of a liquid security who can liquidate his or her holding at will.” (Source: 3/31/2006 report)

The strength of this protective put analysis is that there is little subjectivity. The resulting lack of marketability discount fluctuated from 16% to 23% as a result of interest rates and the volatility of the liquid security on which the protected put analysis is based.

The Company further advises the staff that, to assess the reasonableness of the marketability discount, the Company compared the discounts calculated using the Protective Put Analysis (16% to 23%) to numerous studies (see, for example, 2004 study by Houlihan Lokey, 2000 study by Columbia Financial, 1996 study by Management Planning, Inc., and 1999 study by Muntor, Park & Johnson, and 1994 FMV Opinion study). These studies show an average discount of around 25% for lack of marketability.

The Company also respectively advises the Staff that the discount rate used in the Sales/Merger and IPO Scenarios is a “time value of money” discount. It is used to bring a value for the common shares, estimated at the time of the respective scenario event, to the present. As it relates to the discount rate used in the Sales/Merger and IPO summaries, the Company respectfully refers the Staff to sections 5.1.3 and 5.2.3 in the narrative reports, which state:

“To arrive at a present value of the common shares under the merger or acquisition scenario, we must discount the future value of the shares using a discount rate which appropriately accounts for the market cost of capital as well as the risk and nature of the subject cash flow. Based on a Weighted Average Cost of Capital/Capital Asset Pricing Model, as presented in Appendix 5, we estimate the cost of capital for holders of preferred shares of DivX as of the Date of Valuation to be approximately 20%. The discount rate appropriate for holders of the company’s common shares is reasonably estimated to be 15% higher than that of holders of the preferred shares, due to the preferred shares control of the company’s board of directors and other rights afforded to them.” (Source: 3/31/2006 report)

The following explains the two components of the discount rate:

1. DivX’s cost of capital

2. Additional discount to account for the fact that holders of common shares experience risks, and an associate cost of capital, above and beyond the risk of DivX as an entire company.

DivX’s costs of capital is derived in Appendix 5 of the narrative reports, using a Weighted Average Cost of Capital model, which was calculated to be the following:

•      27% in 10/2004

•      20% in 10/2005

•      19% in 3/2006

The appropriate rate of return premium for common shares should consider the fact that common shares are exposed to risks that DivX as a whole is not exposed to. For example, DivX’s preferred shareholders, who control the Company, can decide to steer the Company to an acquisition event rather than a public offering, or can decide to postpone the offering. The discounts used in item (2) above are as follows (refer to the respective narrative report for more details):

•       28% in 10/2004

•       20% in 10/2005

•       15% in 3/2006

The Company further advises the Staff that it noted that the analytically derived discount rates for 2004, 2005 and 2006 (55%, 40%, and 34%, respectively) were in line with the results of numerous studies regarding the cost of capital for technology companies. See, for example, page 49 in the AICPA guide (AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held Company Securities Issued as Compensation”), and the studies quoted there. In 2004, DivX was in the “early development” phase (typical discounts: 40%-60%, and the Company migrated through the “expansion” stage (typical discounts: 35%-50%) and is approaching the “Bridge/IPO” stage (typical discounts: 25%-35%).

Note 9. Segment Information, page F-32

12.                                You indicate in response to prior comment 52 that the Company operates in one segment. Explain why Technology licensing and Media are not considered separate segments considering gross margin information is presented for these products/services in the Consolidated statements of operations. Address your consideration of paragraph 10 of SFAS 131 in your response.

Response:  The Company respectfully submits to the Staff that it operates in a single operating segment as defined by paragraph 10 of SFAS 131.  The Company has separately reported revenues and cost of revenues for both Technology Licensing (TL) and Media and Other Distribution and Services (MODS).  However, the Company does not analyze its assets or liabilities or segregate its operating profit in terms of TL or MODS activities, nor does the Company have discrete statements of operations or balance sheet information at the TL or MODS level other than the cost of revenues information presented in the Registration Statement. As a result, the Company’s chief operating decision maker, its CEO and Chairman, does not review specific TL or MODS operating profit information or financial results, nor make business decisions regarding resource allocation and operating profit performance based on any specific TL or MODS operating information.  Accordingly, the Company believes that it operates in a single operating segment as defined by paragraph 10 of SFAS 131.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 2 or this response letter to me at (858) 550-6070 or Jason L. Kent, Esq. at (858) 550-6044.

Sincerely,

Cooley Godward LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki, Esq.

cc:	David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Jason L. Kent, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell